                                                             STEPHEN M. KLEIN
                                                                ATTORNEY
July 9, 1998                                                  (206) 340-9648
                                                           sklein@grahamdunn.com



VIA EDGAR

Securities and Exchange Commission
450 Fifth St NW
Judiciary Plaza
Washington, D.C. 20549-1004

        RE:     GLACIER BANCORP, INC., KALISPELL, MONTANA SEC FILE NO. 000-18911
                - FORM 15

Ladies and Gentlemen:

            On behalf of Glacier Bancorp, Inc., Kalispell, Montana ("Glacier"), we are transmitting a Form 15, which is being filed electronically via the EDGAR system. A manually signed copy of the Form 15 is being maintained in Glacier's files.

            The Form 15 is being filed pursuant to Section 12 of the Securities Exchange Act of 1934 ("34 Act"), as amended, to provide notice of the termination of Glacier's registration under the 34 Act following the reorganization of Glacier with GB, Inc. (now called Glacier Bancorp, Inc.), (the "Company") a subsidiary formed by Glacier to facilitate the reorganization. As a result of the reorganization, Glacier was merged with and into the Company on June 8, 1998, pursuant to an affirmative vote of approximately 83% of Glacier shareholders at the Annual Meeting of Shareholders. Articles of Merger have been filed with the Delaware Secretary of State merging Glacier with the Company, and changing its name to "Glacier Bancorp, Inc."

            In the event that you have any questions concerning the Form 15, please contact the undersigned at (206) 340-9648, or Ms. Denise Hammington of this office at (206) 340-9661.

                                        Sincerely,

                                        GRAHAM & DUNN

                                        /s/ Stephen M. Klein

                                        Stephen M. Klein

cc:     Glacier Bancorp, Inc.
        P. Denise Hammington